SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04028238

PE 5-1-04

**FORM 6-K**

**Report of Foreign Private Issuer**

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 5, 2004

**HEAD N.V.**
(Translation of Registrant's Name into English)

**Blaak 16**
**3011 TA Rotterdam**
**The Netherlands**
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:



**Form 20-F X  Form 40-F __**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

**Yes X  No___**

(*Note:* Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

**Yes _____ No X**

(*Note:* Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

**Yes _____ No X**

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

**Enclosure: 2003 Annual Report (filed with the New York Stock Exchange on May 5, 2004)**


HEAD

2003 Annual Report

Head N.V. is a Dutch company. It listed its ordinary shares on the New York Stock Exchange and Vienna Stock Exchange in September 2000.

We are a leading global manufacturer and marketer of premium sports equipment. We have a strong heritage in sporting goods equipment, having brought the first metal ski to the market in 1951. More recently we introduced the first micro-chip controlled tennis racquets and skis. In keeping with this tradition, we believe our products are highly innovative and technology-driven.

We own some of the best-known and most highly respected brands in the sports equipment market:

The Head brand was established in 1950 after Howard Head invented the first laminated metal ski. It has since been extended to cover a leading range of sports equipment including tennis, squash and racquetball racquets, alpine skis and boots, and snowboards, bindings and boots. Head is currently the number two tennis racquet brand in the world and is one of the top alpine ski and boot manufacturers.

The Penn Company was founded almost 100 years ago and has been making history ever since, introducing the first pressurized ball cans in 1922 and the first fluorescent yellow tennis ball in 1968. Penn was acquired by Head in 1999 and today Penn is the official ball of the Tennis Masters Series and the number one selling tennis ball in America. Penn racquetball balls are currently the number one selling racquetball ball worldwide.

Tyrolia is estimated to be the world's number one alpine ski binding producer. Tyrolia has been producing bindings since 1928 and has brought to market innovations such as the first step-in alpine binding in 1962 and the first carving binding in 1996.

Mares was founded in 1949 as one of the first industrial diving companies. Today it is one of the leading dive brands worldwide with particular strengths in regulators and all-in-one diving systems (the H.U.B.). Dacor, founded in 1953 and based in the USA, specializes in scuba equipment.

Our products appeal to a wide range of users from novices to some of the world's top athletes including Andre Agassi, Marat Safin, Gustavo Kuerten, Hannes Trinkl and Maria Riesch.

Our products are sold through over 32,000 accounts including pro shops, specialty sporting goods stores and mass merchants in over 80 countries around the world.

For more information, please visit our website: **www.head.com**

# CONTENTS

### Based on US GAAP

| *US$ millions (except margin data)* | *Year ended December 31,* 1999 | 2000 | 2001 | 2002 | **2003** |
|---|---|---|---|---|---|
| Net Revenues | 388.8 | 398.6 | 392.0 | 387.5 | **431.2** |
| Gross Profit | 160.3 | 171.2 | 158.1 | 154.1 | **165.2** |
| *Margin* | *41.2%* | *42.9%* | *40.3%* | *39.8%* | ***38.3%*** |
| Selling & marketing expense | 95.9 | 97.7 | 102.1 | 102.6 | **117.1** |
| General & administration expense | 39.1 | 34.9 | 36.8 | 33.7 | **39.5** |
| Restructuring costs | – | – | – | – | **8.4** |
| Operating Income | 25.2 | 38.6 | 19.1 | 17.8 | **0.2** |
| *Margin* | *6.5%* | *9.7%* | *4.9%* | *4.6%* | ***0.1%*** |
| Net interest expense | (13.1) | (17.5) | (10.4) | (10.7) | **(12.9)** |
| Foreign exchange gain (loss) | 4.6 | 7.5 | 5.8 | (7.4) | **(1.1)** |
| Income tax (expense) benefit | 35.9 | 1.9 | (4.0) | (2.6) | **(0.8)** |
| Extraordinary gain | – | 2.1 | – | – | **–** |
| Net Income (loss) | 54.4 | 27.8 | 9.4 | (2.6) | **(14.7)** |

*These selected financial highlights should be read in conjunction with our historical consolidated financial statements and accompanying notes included elsewhere in this annual report.*

## 2003 Net Revenues by Division


15%
2%
44%
39%
Winter Sports
Racquet Sports
Diving
Licensing

## 2003 Net Revenues by Geography


13%
59%
28%
Europe
North America
Rest of World

Dear Shareholders,

2003 was a busy year for the Head N.V. group, despite continued weak demand across the sporting goods equipment market worldwide.

## GROUP RESULTS

Our net revenues for 2003 were $431 million, up 11% on net revenues of $387 million in 2002 although this was clearly aided by the strength of the euro against the US dollar.

Our reported operating profit of $0.2 million was a little disappointing, when compared to an operating profit of $17.8 million in 2002. However, we incurred a number of one-off costs during 2003, including $8.4 million of restructuring costs associated with our reorganisation program and these, combined with negative currency impacts on our costs and margins, explain this year's lower profits.

## DIVISIONAL RESULTS

Net revenues in our Winter Sports division grew strongly in 2003, up 30% from $145 million in 2002 to $189 million in 2003. This was in part due to the strength of the euro but also to excellent growth in all of our Winter Sports product categories. In particular, our Intelligence ski technology has continued to sell extremely well and the introduction of the Intelligence technology to our snowboard line has been equally successful. We also have very well accepted lines of ski boots and bindings including our EDGE range of boots and Rail Flex bindings.

Net revenues in our Racquet Sports division declined slightly from $169 million in 2002 to $166 million in 2003 but this was quite an achievement in a global market that declined considerably during 2003. The reason for the minimal decline in our net revenues is the phenomenal success of our latest racquet technology, Head Liquidmetal, which we launched in mid-2003.

2003 net revenues in our Diving division were broadly flat compared to 2002 at $66 million in our reporting currency. However, we did experience some declines in sales in local currencies, as the global diving market remained weak in 2003.

Net revenues in our Licensing division increased from $8 million in 2002 to $10 million in 2003 but this was largely as a result of the translation of local currency receipts into our reporting currency.

## REORGANISATION AND RESTRUCTURING

To reduce our cost base and improve our manufacturing and distribution flexibility we began a program of reorganisation and restructuring during 2003. The main elements of this program are:

- The consolidation of our US warehouse facilities and centralisation of our US headquarter functions
- The closure of our tennis ball manufacturing facility in Mullingar, Ireland and the transferral of the production to our facility in Phoenix, Arizona
- The closure of our ski boot and diving product manufacturing facility in Tallinn, Estonia and the transferral of production to a newly established facility in Litovel in the Czech Republic

We expect to largely complete the program during 2004, with the benefits also beginning to impact the P&L from 2004. We do not expect the full annual cost savings as a result of the program to be realized until 2005/2006.

## NEW PRODUCTS

Despite weak market conditions we have continued to reinforce our position as one of the technological leaders in sporting goods equipment by bringing a number of innovative new products to the market during 2003.

In particular our new Head Liquidmetal racquet technology has been a huge success. The racquets incorporate the revolutionary Liquidmetal alloy to give users ultimate racquet power and control. The racquets have become the most talked about new racquet technology in a decade and have already become the world's best selling new racquet technology, helping us to grow our market shares.

## MANAGEMENT CHANGES

I am delighted to announce that Mr Jurgen Hintz joined the Supervisory Board of Head N.V. in May 2003. Mr Hintz is the Group Chief Executive Officer of Novar plc and was previously the President and Chief Executive Officer of Carnaud/Metalbox and a long standing Executive Vice-President and member of the main Board of Procter & Gamble. He brings a wealth of international business experience to our Board and is a very valuable addition.

We also welcomed a new member to our senior management team at the end of 2003 when Stefano di Martino joining us from Nike to take over as Managing Director of our Diving division and of HTM Sport S.p.A. to replace Mr Claudio Ferrantino who retired at the end of 2003. Mr di Martino was most recently the Director of Footwear Sales for Nike Europe, having joined Nike Italy in 1989.

NEW BOND OFFERING

We continue to work to strengthen our financial position and in January 2004, we successfully completed a corporate bond offering. Our new 8.5% Euro 135 million Senior Notes due 2014 effectively replaced our 10.75% Senior Notes due 2006.

The offering was very well received by the market and is intended to extend our maturity profile. The proceeds of the new offering were used to redeem the 10.75% Notes and to repay a number of other short term loans. The remaining funds will be used to fund working capital and for general corporate requirements.

OUTLOOK FOR 2004

Whilst we do not expect conditions in the sporting goods market to improve markedly during 2004 there are signs that there will be some growth in demand in all of our product categories during 2004.

We will be continuing to launch innovative products, which will help to stimulate this demand and also help Head to grow market share in what will continue to be a competitive market place.

Sincerely,

Johan Eliasch

**Johan Eliasch**
*Chairman and Chief Executive Officer, Head N.V.*
*May 2004*

**Overview:**
Head N.V. ("Head" or the "Company") is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. We have created or acquired a portfolio of brands – Head (principally alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment). Our key products have attained leading market positions and have gained visibility through their use by many of today's top athletes.

With a broad product offering marketed mainly from middle to high price points, the Company supplies sporting equipment and accessories to all major distribution channels in the skiing, tennis and diving markets, including pro shops, specialty sporting goods stores and mass merchants. Head N.V.'s products are sold through over 32,000 customers in over 80 countries and target sports enthusiasts of varying levels of ability and interest ranging from the novice to the professional athlete. The Company's strongest presence has traditionally been in Europe, and in recent years the Company has built market share in the United States, the next largest market for the Company's products after Europe.

Over the last 54 years, we believe we have earned a reputation as a leading developer and manufacturer of innovative, high-quality and technologically advanced sporting equipment. Our focus continues to be our core products of skiing, tennis and diving equipment. In order to expand market share and maximize profitability, we have increased our emphasis on marketing and new product development, leveraging further our brands, global distribution network and traditional strength in manufacturing, and we have initiated a program to reduce our fixed costs and streamline our organizational structure.

We generate revenues in our principal markets by selling goods directly to retail stores and to a lesser extent, by selling to distributors. We also receive licensing and royalty income. As many of our goods, especially Winter Sports goods, are shipped during a specific part of the year, we experience highly seasonal revenue streams. Following industry practice, we begin to receive orders from our customers in the Winter Sports division from March until June, during which time we book approximately three quarters of our orders for the year. We will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in October and November. At this time, we will begin to receive re-orders from customers, which constitute the remaining quarter of our yearly orders. Re-orders are typically shipped in December and January. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues.

**Market Environment**
After a slow beginning of the 2002/03 season due to a lack of snow in certain areas of Europe and Eastern North America and the difficult economic environment in the two important markets of Germany and Japan, the overall market for skis showed some recovery at the end of the 2002/03 season as well as during the beginning of the 2003/04 season.

The worldwide market in tennis has shown a decline as a result of various factors, including customer reaction to a slowing economy and reduced interest in the sport. However, the introduction of the Head Liquidmetal racquets in August 2003 resulted in some reversal of this trend starting in the third quarter of 2003, primarily in the United States and Japan. The market for tennis balls is generally perceived to have declined.

The overall market for diving equipment also generally is perceived to have declined primarily due to fewer people traveling worldwide to dive centers and resorts and making corresponding purchases of equipment. Industry observers expect the diving market to recover when customers feel that the threat of terrorism is sufficiently contained. We are successfully introducing diving products in new geographical areas such as Eastern Europe and Southeast Asia and focusing on reducing the number of offered products in order to have a simpler and more efficient line that continues to fulfill divers' needs.

We operate in a multi-currency environment and are subject to currency translation risk and, to a lesser extent, currency transaction risk, principally between the euro and U.S. dollar. Currency translation risk arises because we measure and record the financial condition and results of operations of each of our subsidiaries in their functional currency and then translate these amounts into U.S. dollars, our reporting currency. The functional currency of our European operations is the euro. Fluctuations in the value of the euro with respect to the U.S. dollar have had, and may continue to have, a significant impact on our financial condition and results of operations. We are subject to currency transaction risk whenever one of our subsidiaries enters into a transaction using a currency other than its functional currency. We reduce this risk, however, by seeking to match our revenues and costs, as well as assets and liabilities, in each currency.

Results of Operations:

The following table sets forth certain consolidated statements of operations data.

| *(in thousands)* | For the Years Ended 31 December, 2002 | 2003 |
|---|---|---|
| **REVENUES** | | |
| Total revenues | $387,487 | $431,208 |
| Cost of sales | 233,402 | 266,023 |
| *Gross profit* | 154,084 | 165,186 |
| Gross margin | 39.8% | 38.3% |
| Selling & marketing expense | 102,619 | 117,071 |
| General & administrative expense (excl. non-cash compensation expense) | 32,081 | 38,847 |
| Non-cash compensation expense | 1,632 | 654 |
| Restructuring costs | — | 8,368 |
| Operating income | 17,753 | 245 |
| Interest expense | (11,677) | (13,999) |
| Interest income | 940 | 1,050 |
| Foreign exchange loss | (7,387) | (1,103) |
| Other income (expense), net | 387 | (18) |
| Income tax expense | (2,630) | (832) |
| Net loss | $ (2,615) | $ (14,657) |

*Total Revenues.* For the twelve months ended December 31, 2003, total revenues increased by $43.7 million, or 11.3%, to $431.2 million from $387.5 million in 2002. This increase was primarily due to higher sales volumes of winter sports products and a positive impact from the strengthening of the euro against the US dollar partially offset by lower sales volumes of racquet sports and diving products.

| *(in thousands)* | For the Years Ended 31 December, 2002 | 2003 |
|---|---|---|
| **Product category:** | | |
| Winter Sports | $144,667 | $188,768 |
| Racquet Sports | 168,822 | 166,417 |
| Diving | 65,600 | 66,322 |
| Licensing | 8,399 | 9,701 |
| *Total Revenues* | $387,488 | $431,208 |

Winter Sports revenues for the twelve months ended December 31, 2003 increased by $44.1 million, or 30.5%, to $188.8 million from $144.7 million in 2002. This increase was due to higher sales volumes across all product lines and the strengthening of the euro against the US dollar.

Racquet Sports revenues for the twelve months ended December 31, 2003 decreased by $2.4 million, or 1.4%, to $166.4 million from $168.8 million in 2002. This decrease mainly results from lower sales volumes and average selling prices of tennis racquets and balls. The racquet industry as a whole suffered a decline in 2002 and 2003, due to consumer reaction to a slowing economy. During the fourth quarter 2003 we saw some recovery in sales volume relative to the previous nine months.

Diving product revenues for the twelve months ended December 31, 2003 increased by $0.7 million, or 1.1%, to $66.3 million from $65.6 million in 2002. This increase was due to the strengthening of the euro against the US dollar. We believe that the diving market is suffering from both consumer reaction to the perceived threat of terrorism and the general downturn in the economy, which has resulted in fewer people traveling worldwide to dive centers and resorts and making corresponding purchases of equipment.

Licensing revenues for the twelve months ended December 31, 2003 increased by $1.3 million, or 15.5%, to $9.7 million from $8.4 million in 2002. This increase was due to the strengthening of the euro against the US dollar.

*Gross Profit.* For the twelve months ended December 31, 2003, gross profit increased by $11.1 million to $165.2 million from $154.1 million in 2002. Gross margin decreased to 38.3% in 2003 from 39.8% in 2002 due to lower average prices, the inclusion of costs associated with various reorganization programs and the strengthening of the euro against the US dollar, which adversely affected our euro-denominated costs.

*Selling and Marketing Expense.* For the twelve months ended December 31, 2003, selling and marketing expense increased by $14.5 million, or 14.1%, to $117.1 million from $102.6 million in 2002. This increase was due to exchange rate effects on these predominantly euro denominated costs and an increase of the allowances for bad debts amounting to $1.9 million.

*General and Administrative Expense.* For the twelve months ended December 31, 2003, general and administrative expense increased by $6.8 million, or 21.1%, to $38.8 million from $32.1 million in 2002. The increase was due to exchange rate effects on these predominantly euro-denominated costs.

*Non-Cash Compensation Expense.* We recorded $0.7 million in the twelve month period ended December 31, 2003 and $1.6 million, in the twelve month period ended December 31, 2002 as non-cash compensation expense due to the grant of stock options under our stock option plans of 1998 and 2001, and the resulting amortization expense.

*Restructuring Costs.* In the nine months ended September 30, 2003 we recorded $0.9 million restructuring cost consisting of termination benefits and excess rent incurred because of the movement of our US winter sports organization to our US headquarters and the shutdown of warehouse facilities. In December 2003, we released an accrual of $0.1 million due to lower stay bonuses and severance payments. In the three months ended December 31, 2003 we recorded an additional $7.6 million restructuring costs to implement our cost reduction program. These costs consist of $2.6 million impairment on plant equipment, $4.8 million termination costs and $0.2 million relocation costs (see Note 28).

*Operating Income.* As a result of the foregoing factors, including the costs of the restructuring program, operating income for the twelve months ended December 31, 2003 decreased by $17.5 million, or 98.6%, to $0.3 million from $17.8 million in 2002.

*Interest Expense.* For the twelve months ended December 31, 2003 interest expense increased by $2.3 million or 19.9% to $14.0 million from $11.7 million in 2002. The increase was due to the strength of the euro against the dollar in particular on our euro-denominated 10.75% senior notes that were redeemed in March 2004 (see note 29). The Company's interest expenses are mostly in euro.

*Interest Income.* For the twelve months ended December 31, 2003 interest income increased by $0.1 million to $1.1 million from $0.9 million in the comparable 2002 period.

*Foreign Exchange Loss.* For the twelve months ended December 31, 2003, we recorded a foreign currency exchange loss of $1.1 million, compared to a loss of $7.4 million in 2002. This reduction was primarily due to the reclassification of non-euro denominated intercompany accounts receivable at one of our euro based subsidiaries to permanently-invested intercompany receivables (see Note 24).

*Other Income (Expense), net.* For the twelve months ended December 31, 2003, other income, net decreased by $0.4 million to a net expense of $0.02 million from $0.4 million in 2002.

*Income Tax Expense.* For the twelve months ended December 31, 2003, income tax expense decreased by $1.8 million to $0.8 million from $2.6 million in 2002. The change in tax expense is mainly attributed to an increase of deferred tax assets primarily in Germany.

*Net Income (Loss).* As a result of the foregoing factors, for the twelve months ended December 31, 2003 the Company had a net loss of $14.7 million, compared to a net loss of $2.6 million in 2002.

### Liquidity and Capital Resources:

For the twelve months ended December 31, 2003, cash generated from operating activities decreased by $5.9 million, or 25.2%, to $17.3 million from $23.3 million in 2002. This decrease is a result of lower net income and a higher level of accounts receivable partially offset by a greater reduction of inventories. The cash flows from operating activities were used to purchase property, plant and equipment of $16.9 million and to repurchase treasury stock of $1.2 million.

As of December 31, 2003, we had $23.5 million in available unused credit facilities and reported $41.3 million cash on hand.

### Subsequent Events

In January 2004, the Company sold €135 million of 8.5% senior notes. With the proceeds of this sale, the Company redeemed all of its outstanding 10.75% senior notes, paid back certain other debts and will retain the remaining funds for working capital and general corporate purposes (see note 29). As a result of the repayment of certain debt, our available credit facilities will be reduced.

| *(in thousands, except share data)* | December 31, 2002 | December 31, 2003 |
|---|---|---|
| **Assets:** | | |
| Cash and cash equivalents | $ 37,598 | $ 41,312 |
| Restricted cash | — | 2,842 |
| Accounts receivable, net of allowance for doubtful accounts of $11,834 and $15,822 | 161,109 | 195,998 |
| Inventories, net | 77,638 | 81,200 |
| Prepaid expense and other current assets | 16,441 | 17,764 |
| Total current assets | 292,786 | 339,116 |
| Marketable securities | 2,316 | 2,826 |
| Property, plant and equipment, net | 73,156 | 76,694 |
| Intangible assets, net | 20,236 | 20,236 |
| Deferred income taxes | 78,148 | 92,060 |
| Other non-current assets | 7,212 | 6,653 |
| Total assets | $473,853 | $537,586 |
| **Liabilities and Stockholders' Equity:** | | |
| Accounts payable | $ 33,069 | $ 39,468 |
| Accrued expenses and other current liabilities | 39,388 | 51,892 |
| Short-term borrowings | 58,773 | 37,490 |
| Current portion of long-term debt | 2,349 | 3,392 |
| Total current liabilities | 133,579 | 132,241 |
| Long-term debt | 93,771 | 143,951 |
| Other long-term liabilities | 16,670 | 19,669 |
| Total liabilities | 244,020 | 295,861 |
| Minority interest | 9 | 9 |
| Commitments and contingencies (Note 15) | | |
| Stockholders' Equity: | | |
| Ordinary shares: EUR 0.20 par value; 39,820,677 shares issued | 7,067 | 7,067 |
| Additional paid in capital | 137,237 | 137,909 |
| Treasury stock at cost: 1,843,460 and 2,421,235 share | (4,334) | (5,485) |
| Retained earnings | 67,741 | 53,084 |
| Accumulated other comprehensive income | 22,114 | 49,142 |
| Total stockholders' equity | 229,824 | 241,716 |
| Total liabilities and stockholders' equity | $473,853 | $537,586 |

*The accompanying notes are an integral part of the consolidated financial statements.*

| (in thousands, except share data) | For the Years Ended December 31, 2001 | 2002 | 2003 |
|---|---|---|---|
| Revenues: | | | |
| Product revenues | $384,010 | $379,089 | **$421,507** |
| Licensing revenues | 8,011 | 8,398 | **9,701** |
| Total revenues | 392,021 | 387,487 | **431,208** |
| Cost of sales | 233,971 | 233,402 | **266,023** |
| Gross profit | 158,050 | 154,084 | **165,186** |
| Selling and marketing expense | 102,094 | 102,619 | **117,071** |
| General and administrative expense (excluding non-cash compensation expense) | 34,810 | 32,081 | **38,847** |
| Non-cash compensation expense | 2,025 | 1,632 | **654** |
| Restructuring costs (Note 28) | — | — | **8,368** |
| Operating income | 19,121 | 17,753 | **245** |
| Interest expense | (11,275) | (11,677) | **(13,999)** |
| Interest income | 892 | 940 | **1,050** |
| Foreign exchange gain (loss) | 5,828 | (7,387) | **(1,103)** |
| Other income (expense), net | 7 | 387 | **(18)** |
| Income (loss) from operations before income taxes | 14,573 | 15 | **(13,825)** |
| Income tax benefit (expense): | | | |
| Current | (2,169) | (2,410) | **(2,278)** |
| Deferred | (1,863) | (220) | **1,446** |
| Income tax expense | (4,032) | (2,630) | **(832)** |
| Share of loss from equity investment, net of tax (Note 26) | (1,117) | — | **—** |
| Net income (loss) | $ 9,424 | $ (2,615) | **$ (14,657)** |
| Earnings per share—basic | | | |
| Net income (loss) | 0.25 | (0.07) | **(0.40)** |
| Earnings per share—diluted | | | |
| Net income (loss) | 0.24 | (0.07) | **(0.40)** |
| Weighted average shares outstanding | | | |
| Basic | 38,083 | 37,356 | **36,285** |
| Diluted | 39,816 | 37,356 | **36,285** |

*The accompanying notes are an integral part of the consolidated financial statements.*

# CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

| *(in thousands, except share data)* | Ordinary Shares | | Additional Paid-in | Treasury | Retained | Accumulated Other Comprehensive | Total Stockholders' |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Capital | Stock | Earnings | Income | Equity |
| Balance at December 31, 2000 | 38,864,377 | $7,067 | $143,999 | $(5,211) | $75,620 | $ 8,512 | $229,988 |
| Dividend paid | — | — | — | — | (9,455) | — | (9,455) |
| Stock-based compensation | — | — | 2,025 | — | — | — | 2,025 |
| Purchase of treasury stock | (1,085,000) | — | — | (5,378) | — | — | (5,378) |
| Transfer of treasury stock (Note 17) | — | — | (10,589) | 10,589 | — | — | — |
| Net income | — | — | — | — | 9,424 | — | 9,424 |
| Other comprehensive income: | | | | | | | |
| Cumulative effect of adoption of SFAS 133 | — | — | — | — | — | 1,850 | 1,850 |
| Unrealized gain on derivatives instruments (net of tax of $88) | — | — | — | — | — | 950 | 950 |
| Reclassification adjustment for derivative gains recorded in net income (net of tax of $629) | — | — | — | — | — | (1,850) | (1,850) |
| Foreign currency translation adjustment | — | — | — | — | — | (15,195) | (15,195) |
| Comprehensive loss | | | | | | | (4,821) |
| Balance at December 31, 2001 | 37,779,377 | 7,067 | 135,435 | — | 75,590 | (5,732) | 212,359 |
| Dividend paid | — | — | — | — | (5,233) | — | (5,233) |
| Stock-based compensation | — | — | 1,632 | — | — | — | 1,632 |
| Purchase of treasury stock (Note 17) | (1,247,050) | — | — | (3,046) | — | — | (3,046) |
| Repurchase of shares from exercised options | — | — | 167 | (1,288) | — | — | (1,121) |
| Proceeds from executed option | 11,212 | — | 3 | — | — | — | 3 |
| Net loss | — | — | — | — | (2,615) | — | (2,615) |
| Other comprehensive income: | | | | | | | |
| Unrealized losses on marketable securities, (net of tax of $65) | — | — | — | — | — | (138) | (138) |
| Unrealized gain on derivatives instruments (net of tax of $54) | — | — | — | — | — | 640 | 640 |
| Reclassification adjustment for derivative gains recorded in net loss (net of tax of $506) | — | — | — | — | — | (1,488) | (1,488) |
| Foreign currency translation adjustment | — | — | — | — | — | 28,832 | 28,832 |
| Comprehensive income | — | — | — | — | — | | 25,231 |
| Balance at December 31, 2002 | 36,543,539 | 7,067 | 137,237 | (4,334) | 67,741 | 22,114 | 229,824 |
| Stock-based compensation | — | — | 654 | — | — | — | 654 |
| Purchase of treasury stock (see Note 17) | (577,775) | — | — | (1,151) | — | — | (1,151) |
| Proceeds from executed option | 56,790 | — | 17 | — | — | — | 17 |
| Net income | — | — | — | — | (14,657) | — | (14,657) |
| Other comprehensive income: | | | | | | | |
| Unrealized losses on marketable securities, (net of tax of $16) | — | — | — | — | — | (33) | (33) |
| Unrealized gain on derivatives instruments (net of tax of $558) | — | — | — | — | — | 1,083 | 1,083 |
| Reclassification adjustment for derivative gains recorded in net loss (net of tax of $295) | — | — | — | — | — | (572) | (572) |
| Foreign currency translation adjustment | — | — | — | — | — | 26,550 | 26,550 |
| Comprehensive income | — | — | — | — | — | — | 12,370 |
| **Balance at December 31, 2003** | **36,022,554** | **$7,067** | **$137,909** | **$(5,485)** | **$53,084** | **$49,142** | **$241,716** |

*The accompanying notes are an integral part of the consolidated financial statements.*

| *(in thousands)* | For the Years Ended December 31, 2001 | 2002 | 2003 |
|---|---|---|---|
| **Operating Activities:** | | | |
| Net income (loss) | $ 9,424 | $ (2,615) | **$(14,657)** |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 14,896 | 15,946 | **19,239** |
| Amortization of debt issuance cost | 1,039 | 1,092 | **1,232** |
| Impairment (Note 28) | — | — | **2,625** |
| Share of loss from equity investment, net of tax | 1,117 | — | **—** |
| Provision (release) for leaving indemnity and pension benefits | 823 | 883 | **(348)** |
| Restructuring costs (Note 28) | — | — | **4,800** |
| (Gain) loss on sale of property, plant and equipment | (867) | (774) | **85** |
| Non cash compensation expense | 2,025 | 1,632 | **654** |
| Deferred tax (benefit) expense | 1,863 | 220 | **(1,446)** |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | 2,071 | 2,657 | **(12,058)** |
| Inventories | 9,402 | 9,101 | **13,755** |
| Prepaid expense and other assets | (2,535) | 1,494 | **3,071** |
| Accounts payable, accrued expenses and other liabilities | (3,338) | (6,356) | **390** |
| Net cash provided by operating activities | 35,921 | 23,279 | **17,342** |
| **Investing Activities:** | | | |
| Purchase of property, plant and equipment | (16,314) | (20,746) | **(16,914)** |
| Proceeds from sale of property, plant and equipment | 1,080 | 2,105 | **258** |
| Other acquisitions | (4,130) | — | **—** |
| Equity investment (Note 26) | (684) | — | **—** |
| Maturities (purchases) of marketable securities, net | 135 | (164) | **102** |
| Net cash used for investing activities. | (19,913) | (18,804) | **(16,554)** |
| **Financing Activities:** | | | |
| Change in short-term borrowings, net | 15,135 | (2,853) | **1,419** |
| Proceeds from long-term debt | 807 | 16,592 | **1,656** |
| Payments on long-term debt | (716) | (4,340) | **(1,249)** |
| Purchase of treasury stock | (5,378) | (3,046) | **(1,151)** |
| Payments to repurchase shares from exercised options | — | (1,121) | **—** |
| Proceeds from exercised options | — | 3 | **17** |
| Dividend paid | (9,455) | (5,233) | **—** |
| Change in restricted cash | — | — | **(2,699)** |
| Net cash provided by (used for) financing activities | 393 | 2 | **(2,007)** |
| Effect of exchange rate changes on cash and cash equivalents | (10,122) | 10,994 | **4,932** |
| Net increase in cash and cash equivalents | 6,279 | 15,470 | **3,714** |
| Cash and cash equivalents at beginning of period | 15,848 | 22,128 | **37,598** |
| Cash and cash equivalents at end of period | $22,128 | $37,598 | **$ 41,312** |
| **Supplemental Cash Flow Information:** | | | |
| Cash paid for interest | $10,426 | $10,736 | **$ 12,597** |
| Cash paid for income taxes | $ 2,208 | $ 1,747 | **$ 1,340** |

*The accompanying notes are an integral part of the consolidated financial statements.*

## Note 1—The Company

Head N.V. ("Head" or the "Company") was incorporated in Rotterdam, Netherlands, on August 24, 1998. With effect from this date, Head Holding Unternehmensbeteiligung GmbH ("Head Holding") merged with a wholly owned subsidiary of the Company in a transaction treated as a merger of entities under common control and accounted for on an "as if pooling" basis.

On January 1, 1996, Head Holding acquired 100% of the outstanding shares of HTM Sport- und Freizeitgeräte AG ("HTM"). The acquisition has been accounted for as a purchase and accordingly the operating results of HTM have been included in the Company's consolidated financial statements since the date of acquisition.

The Company is a global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. Head N.V. has created or acquired a portfolio of brands—Head (alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment).

## Note 2—Summary of Significant Accounting Policies

*Basis of Presentation*

The Company and its subsidiaries maintain their accounting records in accordance with their local regulations and have made certain adjustments to these records to present the accompanying financial statements in conformity with generally accepted accounting principles in the United States of America. In addition, the Company publishes its statutory financial statements in accordance with Dutch corporate regulations.

*Consolidation Policies*

The consolidated financial statements of Head include the accounts of all majority-owned subsidiaries and entities otherwise controlled by the Company. All intercompany transactions and balances have been eliminated in consolidation.

*Cash and Cash Equivalents*

Cash and cash equivalents comprise cash and short-term, highly liquid investments with an original maturity of three months or less.

*Restricted Cash*

Restricted cash comprises deposits pledged as collateral on outstanding lines of credit. The amounts are collateralized with one financial institution and earn interest while on deposit.

*Inventories*

Inventories are stated at the lower of cost or market. Cost is determined on a first-in first-out basis.

*Marketable Securities*

Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. Debt and equity securities held principally for selling in the near term are classified as trading and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale and are reported at fair value, with unrealized gains and losses reported in other comprehensive income.

*Property, Plant and Equipment*

Property, plant and equipment are recorded at cost. Expenditures which substantially increase the useful lives of the plant and equipment are capitalized. The cost of maintenance, repair and minor renewals is expensed as incurred. When plant and equipment is retired or otherwise disposed, the cost and related accumulated depreciation are eliminated, and any gain or loss on disposition is recognized in earnings. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

*Impairment*

The Company accounts for impairments subsequent to January 1, 2002, in accordance with the Statement of Financial Accounting Standards No. 144 ("SFAS 144"), Accounting for the Impairment or Disposal of Long-Lived Assets, and previously in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to Be Disposed Of". Both standards require that long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized for the difference. The Company's review involves comparing current and future operating flows to the carrying value of the assets. Long-lived assets to be disposed of, if any, are reported at the lower of their carrying amount or fair value less cost to sell.

*Intangible Assets*

Identifiable intangible assets comprise trademarks and goodwill. Prior to the Company's adoption of SFAS 142, Goodwill and Other Intangible Assets ("SFAS 142"), trademarks were amortized using the straight-line method over a period of 20 to 40 years. Goodwill was amortized using the straight-line method over a period of 15 to 30 years. The Company periodically reviewed the carrying value of its intangibles based primarily upon an analysis of undiscounted cash flows. Any impairment would have been recognized when the expected future operating cash flows derived from such intangible assets was less than their carrying value. The impairment to be recognized was measured by the amount by which the carrying amount of the asset exceeded the fair value of the asset.

The Company applied SFAS 142, beginning July 1, 2001, for goodwill and intangible assets acquired in business combinations initiated after June 30, 2001, and beginning January 1, 2002, for all other goodwill and intangible assets. The on-going impact is that goodwill and intangible assets with an indefinite life are no longer amortized, but instead are tested at least annually, in the fourth quarter, for impairment. The goodwill impairment test consists of a two-step test. First, each reporting unit's (which generally represents one level below an operating segment) carrying value is compared to its fair value. Second, where the reporting unit's carrying value exceeds its fair value, an impairment loss is recognized to the extent that the goodwill carrying value exceeds the reporting unit's implied goodwill, which is calculated as the difference between the reporting unit's fair value and the fair value of the reporting unit's recognized and unrecognized assets and liabilities. The impairment test for indefinite-lived intangible assets requires that an impairment loss be recognized equal to the excess of its carrying value over its fair value.

*Revenue Recognition*
Revenues from product sales are recognized at the time of product shipment, which represents transfer of title to the customer. Revenues from each licensing agreement are recognized over the license term for the fixed license revenue portion and based on underlying customer sales once minimum contractual sales volumes are met for the variable license revenue portion. Provisions are recorded for estimated product returns at the time revenues are recognized. Costs associated with product shipment and handling are classified in selling and marketing expense in the consolidated statement of operations.

*Translation of Foreign Currency*
Finished goods sales to customers in Austria, Italy, Germany, Japan, France, Switzerland, Canada, Spain, Netherlands, United Kingdom and the United States of America are generally billed in local currency. The local currency is the functional currency of the subsidiaries in these countries. Foreign currency (functional currency) assets and liabilities are translated into U.S. dollars (the reporting currency) at the exchange rate on the balance sheet date, with resulting translation adjustments recorded in other comprehensive income. Revenues and expenses are translated at average rates prevailing during the year.

Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency are included in income. The effect of exchange rate changes on intercompany transactions of a long-term investment nature are included in other comprehensive income. Head N.V. has a functional currency of the euro.

*Financial Instruments*
On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities, as amended. SFAS 133 requires that the Company record all derivatives on the balance sheet at fair value. The Company uses derivative instruments, specifically foreign exchange forwards and option contracts, to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows. On the date on which a derivative contract is transacted, the Company designates the derivative as a hedging instrument as either a fair value hedge or a cash flow hedge. Changes in derivative fair values that are designated, effective and qualify as fair value hedges are recognized in earnings as offsets to the related earnings effects of changes in fair value of related hedged assets, liabilities and firm commitments attributable to the hedged risk. Changes in derivative fair values that are designated, effective and qualify as cash flow hedges will be deferred and recorded as a component of accumulated other comprehensive income (AOCI) until the hedged transactions affect earnings, at which time the deferred gains and losses on the derivative designated as cash flow hedges are recognized in earnings, and classified in accordance with the classification of the hedged item. The Company excludes the time value component of the derivatives' change in fair value from the assessment of hedge effectiveness. The Company enters into hedging relationships to limit the foreign exchange rate risk for periods generally not to exceed one year. The Company does not utilize financial instruments for trading or speculative purposes.

*Research and Development Costs*
Research and development costs are expensed as incurred.

*Advertising Costs*
Advertising costs are expensed as incurred.

*Stock-Based Compensation*
The company accounts for its stock option plan using the fair value method in accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation.

*Debt Issuance Costs*
Debt issuance costs are capitalized and amortized over the term of the debt.

*Income Taxes*
The provision for income taxes is based on income recognized for financial statement purposes and includes the effects of temporary differences between such income and that recognized for tax return purposes. With the exception of Head Holding Unternehmensbeteiligung GmbH, all of the Company's Austrian subsidiaries are included in a consolidated Austrian federal income tax return. Separate provisions for income taxes have been prepared for the Company's other subsidiaries. Deferred taxes are calculated by using the prevailing tax rates.

The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

*Computation of Net Income (Loss) per Share*
Net income (loss) per share is computed under Statement of Financial Accounting Standards No. 128 ("SFAS 128"), Earnings per Share. Basic net income per share is computed by dividing the net income for the period by the weighted average number of ordinary shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares are composed of incremental shares issuable upon the exercise of share options, and are included in diluted net income per share to the extent such shares are dilutive.

The following table sets forth the computation of diluted weighted average shares outstanding for the periods indicated:

| | For the Years Ended December 31, | | |
|---|---|---|---|
| *(in thousands)* | 2001 | 2002 | **2003** |
| Weighted average shares outstanding—basic | 38,083 | 37,356 | **36,285** |
| *Dilutive effect of stock options* | 1,733 | — | — |
| Weighted average shares outstanding—diluted | 39,816 | 37,356 | **36,285** |

For the years ended December 31, 2002 and 2003, the diluted weighted average shares outstanding exclude the incremental effect of 1,789,490 and 1,347,773 stock options, respectively because it would have been anti-dilutive for these periods.

*Use of Estimates*
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates are impairments, allowances for doubtful accounts, product warranties and returns, inventory obsolescence and valuation allowances on deferred tax assets. Actual results could differ from those estimates.

*Recent Accounting Pronouncements*
In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which requires companies to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. SFAS 143 is effective for financial statements for fiscal years beginning after June 15, 2002. The adoption of SFAS 143 had no impact on the Company's financial position and results of consolidated operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. This standard has been adopted from January 1, 2003 and applied for exit and disposal activities entered into in 2003.

In January 2003, the Emerging Issues Task Force (EITF) issued EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables". EITF 00-21 addresses the issues of (1) how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting; and (2) how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. EITF 00-21 had no impact on our financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements, such as certain indemnity provisions and guarantees of third party debt. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. Management has adopted FIN 45 and there was no impact on our financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46) "Consolidation of Variable Interest Entities, an interpretation of ARB 51". FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIE") by clarifying the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the "primary beneficiary") should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The disclosure provisions of FIN 46 are effective in all financial statements initially issued after January 31, 2003. FIN 46 is required to be immediately applied by all entities with a variable interest in a VIE created after January 31, 2003. A public entity with a variable interest in a VIE created before February 1, 2003 is required to apply FIN 46 to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. In December 2003, the FASB revised FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46) and codified certain FASB Staff Positions (FSPs) previously issued for FIN 46 in FASB Interpretation No. 46, Revised (FIN 46R). FIN 46 as originally issued and as revised by FIN 46R, establishes consolidation criteria for entities for which control is not easily discernable under ARB 51. The adoption of FIN 46 and FIN 46R in 2003 did not have a material impact on our financial position or result of operations.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends SFAS No. 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires that contracts with similar characteristics be accounted for on a comparable basis. The provisions of SFAS 149 are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Management has assessed the impact of the adoption of SFAS 149 and concluded that there was no material impact on our results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards on the classification and measurement of certain financial instruments with characteristics of both liability and equity. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and to all other instruments that exist as of the beginning of the first interim period beginning after June 15, 2003. Management has assessed the impact and concluded that there was no impact on the adoption of SFAS No. 150.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits". This Statement establishes standards on additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic costs of defined benefit pension plans and other defined postretirement plans separately for pension plans and other postretirement benefit plans. SFAS No. 132 (revised 2003) is effective for financial statements with fiscal years ending after December 15, 2003. The standard has been adopted.

**Note 3—Goodwill and Other Intangible Assets**

Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, and ceased amortization of purchased goodwill and trademarks, which were determined to be indefinite-lived.

Intangible assets consist of the following (in thousands):

| | December 31, 2002 | December 31, 2003 |
|---|---|---|
| Trademarks | $19,066 | $19,066 |
| Goodwill | 3,926 | 3,926 |
| | 22,992 | 22,992 |
| Less: Accumulated amortization of trademarks | (2,529) | (2,529) |
| Less: Accumulated amortization of goodwill | (227) | (227) |
| Total Intangible assets, net | $20,236 | $20,236 |

The Company completed the transitional impairment tests for goodwill and indefinite-lived intangibles as of January 1, 2002, and the annual impairment test, in the fourth quarter of 2002 and 2003, as required by SFAS No. 142. In doing so, the Company determined that goodwill and trademarks are not impaired; therefore no impairment charge was recorded.

The effects of adopting the new standards on net income (loss) and basic and diluted earnings per share for the years ended December 31, 2001, 2002 and 2003, are as follows (in thousands, except share data):

| | Net Income | | |
|---|---|---|---|
| Year ended December 31, | 2001 | 2002 | **2003** |
| Net income (loss) | $ 9,424 | $(2,615) | **$(14,657)** |
| Add: Goodwill amortization | 58 | — | — |
| Trademark amortization | 858 | — | — |
| Adjusted net income (loss) | $10,340 | $(2,615) | **$(14,657)** |

| | Earnings per Share Basic | | |
|---|---|---|---|
| Year ended December 31, | 2001 | 2002 | **2003** |
| Net income (loss) | $ 0.25 | $(0.07) | **$(0.40)** |
| Add: Goodwill amortization | 0.00 | — | — |
| Trademark amortization | 0.02 | — | — |
| Adjusted net income (loss) | $ 0.27 | $(0.07) | **$(0.40)** |

| | Earnings per Share Diluted | | |
|---|---|---|---|
| Year ended December 31, | 2001 | 2002 | **2003** |
| Net income (loss) | $0.24 | $(0.07) | **$(0.40)** |
| Add: Goodwill amortization | 0.00 | — | — |
| Trademark amortization | 0.02 | — | — |
| Adjusted net income (loss) | $ 0.26 | $(0.07) | **$(0.40)** |

## Note 4—Accounts Receivable

Accounts receivable consist of the following (in thousands):

| | December 31, 2002 | **2003** |
|---|---|---|
| Trade debtors | $160,835 | **$198,110** |
| Other receivables | 12,109 | **13,710** |
| Allowance for doubtful accounts | (11,834) | **(15,822)** |
| Accounts receivable, net | $161,109 | **$195,998** |

## Note 5—Inventories

Inventories consist of the following (in thousands):

| | December 31, 2002 | **2003** |
|---|---|---|
| Raw materials and supplies | $18,526 | **21,545** |
| Work in process | 6,486 | **9,388** |
| Finishing goods | 67,766 | **66,421** |
| Provisions | (15,140) | **(16,154)** |
| Total inventories, net | $77,638 | **$81,200** |

## Note 6—Marketable Securities

Marketable securities consist of the following (in thousands):

| | December 31, 2002 | **2003** |
|---|---|---|
| *Available-for-Sale* | | |
| Austrian government debt securities | $ 114 | **$137** |
| Corporate debt securities | 340 | **410** |
| Other securities | 2,264 | **2,602** |
| Total marketable securities available-for-sale | 2,718 | **3,149** |
| Less: Short-term portion | (402) | **(323)** |
| Total Long-term marketable securities | $2,316 | **$2,826** |

## Note 6—Marketable Securities (continued)

The following table is a summary of the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in an unrealized loss position, at December 31, 2003.

| | Less than 12 months | | 12 months or more | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| Austrian government debt securities | $ — | $— | $137 | $ 0 | $ 137 | $ 0 |
| Corporate debt securities | — | — | 410 | 0 | 410 | 0 |
| Subtotal, debt securities | — | — | 547 | 0 | 547 | 0 |
| Other securities | 323 | 0 | 2,279 | 208 | 2,602 | 208 |
| Total temporarily impaired securities | $323 | $ 0 | $2,826 | $208 | $3,149 | $208 |

Maturities of debt securities are as follows (in thousands):

| | December 31, 2003 |
|---|---|
| Mature within 1 year | $ — |
| Mature between one year and five years | 547 |
| Mature between five years and ten years | — |
| Mature after ten years | — |
| Total Marketable securities | $547 |

Marketable securities with a maturity of less than one year are included in other current assets in the accompanying consolidated balance sheets.

### Note 7—Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

| | December 31, 2002 | December 31, 2003 |
|---|---|---|
| Land | $ 4,150 | $4,490 |
| Buildings | 26,800 | 36,214 |
| Machinery and equipment | 133,531 | 164,013 |
| | 164,481 | 204,718 |
| Less: Accumulated depreciation | (91,325) | (128,024) |
| Total Property, plant and equipment, net | $73,156 | $76,694 |

The useful lives used in computing depreciation are as follows:

| | Years |
|---|---|
| Buildings | 10 – 48 |
| Machinery and equipment | 2 – 20 |

### Note 8—Credit Risk Concentrations

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, marketable securities and accounts receivable. The Company places cash with high quality financial institutions. The Company's customers are concentrated in the retail industry however, concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. The Company generally performs credit reviews and sometimes obtains credit insurance before extending credit.

### Note 9—Fair Value of Financial Instruments

The carrying value of the Company's financial instruments approximates fair value at December 31, 2002 and 2003. The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and short-term borrowings approximate fair value due to the short maturity of these instruments and the floating interest rates of the short-term borrowings. The carrying amounts of marketable securities are equal to fair value on quoted market prices at December 31, 2002 and 2003 (see Note 6).

The carrying value of the Company's senior notes and other long-term debt approximates fair value based on current rates offered and quoted market price of debt with similar terms.

As a result of adopting SFAS 133 and in accordance with the transition provisions of that standard, the Company recorded a one-time net-of-tax unrealized gain of $1.9 million to AOCI as of January 1, 2001. The Company reclassified a gain of $1.9 million from AOCI to earnings during the year ended December 31, 2001 due to the realization of the underlying transactions.

The Company recorded the change in fair market value of derivatives related to cash flow hedges to AOCI of $0.6 million and $1.1 million, net of tax, for year ended December 31, 2002 and 2003, respectively, all of which is expected to be reclassified to earnings during the next twelve months. The time value component excluded from effectiveness testing was not material for the periods presented.

For the year ended December 31, 2002 and 2003, the Company reclassified a gain from AOCI to earnings of $1.5 million and $0.6 million, net of tax, respectively.

The following table provides information regarding the Company's foreign exchange forward and option contracts as of December 31, 2002 and 2003. The fair value of the foreign currency contracts represent the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

| | December 31, 2002 | | |
|---|---|---|---|
| | Contract amount | Carrying value | Fair value |
| Forward foreign exchange contracts | $13,566 | $140 | $140 |
| Foreign exchange option contracts | $ 1,854 | $ 33 | $ 33 |

| | December 31, 2003 | | |
|---|---|---|---|
| | Contract amount | Carrying value | Fair value |
| Forward foreign exchange contracts | $11,997 | $811 | $811 |
| Foreign exchange option contracts | $ 1,870 | $ 86 | $ 86 |

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company links all derivatives that are designated as hedging instruments in foreign currency cash flow hedges to forecasted transactions or firm commitments. In accordance with the provision of SFAS 133, the Company assesses, both at the inception of each hedge and on an on-going basis, whether the derivatives that are designated in hedging qualifiying relationship are highly effective in off setting changes in fair values or cash flows of hedged items. When it is determined that a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively.

The counterparties to the foreign currency contracts are major international banks. Such contracts are generally for one year or less.

### Note 10—Short-Term Borrowings

Short-term borrowings before reclassification of $31.8 million to long-term debt (see note 29) consist of the following (in thousands):

| | December 31, 2002 | December 31, 2003 |
|---|---|---|
| Lines of credit | $58,773 | **$69,265** |

In the second quarter of 2001, the Company's subsidiaries entered into a new financing agreement providing multiple revolving credit lines with the "Raiffeisenzentralbank" ("RZB"), "Erste Bank" and "Österreichische Kontrollbank" ("OEKB") which were renegotiated in 2003, in the total amount of €25.0 million ($31.6 million) secured by all Austrian trade receivables. In addition, the Company has lines of credit with several banks in Italy, France, Austria, Czech Republic, Canada and Japan of $51.3 million. Further, the Company has a $15.0 million credit line with Fleet Capital Corporation. As of December 31, 2003, $0.2 million was restricted under this agreement. As of December 31, 2003, $23.5 million was available under these credit lines and $4.9 million have been pledged for certain agreements. The weighted average interest rate on outstanding short-term borrowings was 3.7% and 3.2% as of December 31, 2002 and 2003, respectively.

The Company intends and has the ability to repay $31.8 million of its short-term loans by senior notes, therefore they have been reclassified to long-term debt as of December 31, 2003 (see note 29).

### Note 11—Accounts Payable

Accounts payable consist of the following (in thousands):

| | December 31, 2002 | December 31, 2003 |
|---|---|---|
| Accounts payable—trade | $21,815 | **$24,123** |
| Salaries and wages | 1,952 | **2,172** |
| Allowances and warranty | 510 | **894** |
| Customs duties | 36 | **1,469** |
| Fiscal authorities | 2,377 | **3,697** |
| Social institutions | 1,021 | **1,626** |
| Other | 5,358 | **5,487** |
| | $33,069 | **$39,468** |

### Note 12—Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

| | December 31, 2002 | December 31, 2003 |
|---|---|---|
| Employee compensation and benefits | $ 6,643 | **$ 9,568** |
| Accrued warranties and allowances | 8,055 | **8,305** |
| Advertising | 1,896 | **2,718** |
| Legal, auditing and consulting fees | 1,994 | **2,423** |
| Fiscal authorities | 2,366 | **328** |
| Commissions | 1,380 | **4,199** |
| Accrued interest | 3,564 | **4,442** |
| Restructuring | — | **4,800** |
| Other | 13,490 | **15,109** |
| | $39,388 | **$51,892** |

The restructuring accruals include those for severance and excess rent. (See Note 28).

*Product Warranties*

Included in accrued warranties and allowances are product warranties that have a probable likelihood of loss and are estimated based on weighted prior year experiences for recognized revenues. As of December 31, 2003, accruals for warranties consist of the following (in thousands):

| | December 31, 2003 |
|---|---|
| Balance at the beginning of the period | **$2,484** |
| Current year provision | **2,859** |
| Settlements made during the period | **(2,707)** |
| Reversal | **(25)** |
| Translation adjustment | **492** |
| Balance at the end of the period | **$3,103** |

## Note 13—Long-Term Debt

Long-term debt before reclassification consists of the following (in thousands):

| | December 31, 2002 | December 31, 2003 |
|---|---|---|
| Senior notes | $68,852 | $ 82,925 |
| Other long-term debt | 27,268 | 32,642 |
| Total long-term borrowings | 96,120 | 115,567 |
| Less current portion | (2,349) | (3,392) |
| Long-term portion | $93,771 | $112,175 |

As of December 31, 2003, $31.8 million of its short-term loans have been reclassified due to the Company's intention and ability to refinance it by senior notes (see note 29).

*Senior Notes*

On July 15, 1999, one of the Company's wholly-owned subsidiaries, Head Holding issued €100.0 million of senior notes. The notes bear interest of 10.75% per annum, which is payable semi-annually and mature in total on July 15, 2006. Among other restrictions, the notes include certain restrictive terms regarding investments, distributions and incurrence of additional indebtedness by the Company.

On January 5, 2000, a registration statement for the exchange of the original 10.75% senior notes for new 10.75% senior notes was made effective by the U.S. Securities Exchange Commission (SEC). On February 9, 2000, this Exchange Offer was consummated.

In October 2000, the Company repurchased €30.9 million of its senior notes in a series of transactions using part of the proceeds of the Company's initial public offering. In July 2002, the Company repurchased another €3.6 million of its senior notes. The remaining balance of €65.7 million ($82.9 million) at December 31, 2003, has been repaid with the proceeds of the senior notes offered in 2004 (see note 29).

*Sale-Leaseback Transaction*

The Company entered into an agreement on June 28, 2002, whereby it sold land and building to an unrelated bank and leased it back over a 15-year term. The proceeds of this sale were €10.6 million. The Company has the obligation to purchase the property back after 15 years for €8.2 million. The Company may also repurchase the property at its option from the first until the tenth year of the arrangement for the present value of the future lease payments and the remaining residual value.

The Company is also required to pay the bank a monthly deposit of €0.01 million, which will be repaid to the Company, plus interest of 6.7%, at the time of repurchase.

Because of the Company's continuing involvement, this transaction has been accounted for as a financing such that the Company has recorded €10.6 million of cash and long-term borrowings.

The Company's future minimum lease payments as of December 31, 2003, are as follows:

| *(in thousands)* | December 31, 2003 |
|---|---|
| 2004 | $ 1,014 |
| 2005 | 1,014 |
| 2006 | 1,014 |
| 2007 | 1,014 |
| 2008 | 1,014 |
| Thereafter | 18,929 |
| Total minimum payments | 24,001 |
| Amount representing interest | (10,772) |
| Obligations under financing activity | 13,230 |
| Obligations due within one year | (138) |
| Long-term obligations under financing activity | $13,092 |

As of December 31, 2003 the net book value of land and building under the sale-leaseback arrangement consists of the following (in thousands):

| | Land | Buildings |
|---|---|---|
| Cost | $1,288 | $10,593 |
| Less: Accumulated depreciation | — | (8,540) |
| Net book value | $1,288 | $ 2,053 |

*Mortgage Agreement*

In 2002, one of the Company's subsidiaries entered into a mortgage agreement secured by the Penn Phoenix property with an unrelated financial institution of $4.8 million over a 15 year term at an interest rate of 7.33%.

*Other long-term debt*

Other long-term debt comprises secured loans in Austria, Italy and Czech Republic outstanding with several banks. The weighted average interest rate on outstanding borrowings was 3.9% and 2.7% as of December 31, 2002 and 2003, respectively. Borrowings mature at various dates through 2009.

*Maturities of long-term debt*

Aggregate maturities of long-term debt, other than the sale-leaseback transaction and before reclassification are as follows (in thousands):

| *(in thousands)* | December 31, 2003 |
|---|---|
| 2004 | $ 3,254 |
| 2005 | 3,003 |
| 2006 | 85,483 |
| 2007 | 2,604 |
| 2008 | 5,869 |
| Thereafter | 2,124 |
| | $102,337 |

## Note 14—Pension and Other Postretirement Benefit Plans

The Company funds leaving indemnities and pension liabilities paid to employees at some Austrian and other European locations. The indemnities are based upon years of service and compensation levels and are generally payable upon retirement or dismissal in some circumstances, after a predetermined number of years of service. The Company maintains sufficient assets to meet the minimum funding requirements set forth by the regulations in each country.

The table below shows the obligations and funded status as of December 31, 2002 and 2003 (in thousands):

| | Pension benefits | | Other benefits | |
|---|---|---|---|---|
| Year ended December 31, | 2002 | 2003 | 2002 | 2003 |
| Change in benefit obligation | | | | |
| Benefit obligation at beginning of year | $ 6,850 | $ 8,301 | $11,775 | $ 14,318 |
| Service cost | 449 | 541 | 1,408 | 1,643 |
| Interest cost | 346 | 444 | 351 | 456 |
| Plan amendments | — | (22) | — | — |
| Actuarial loss (gain) | (39) | (268) | 260 | 138 |
| Benefit payments | (251) | (275) | (1,152) | (2,808) |
| Translation adjustment | 945 | 1,671 | 1,676 | 2,849 |
| Benefit obligation at end of year | 8,301 | 10,392 | 14,318 | 16,595 |
| Change in plan assets | | | | |
| Fair value of plan assets at beginning of year | 4,108 | 4,490 | — | — |
| Actual return on plan assets | (380) | 201 | — | — |
| Employer contribution | 198 | 185 | — | — |
| Benefit payments | (69) | (57) | — | — |
| Plan participants' contributions | 138 | 114 | | |
| Asset transferred out | — | (10) | — | — |
| Translation adjustment | 495 | 808 | — | — |
| Fair value of plan assets at end of year | 4,491 | 5,730 | — | — |
| Funded status | 3,810 | 4,661 | 14,318 | 16,595 |
| Unrecognized net actuarial gain | (737) | (849) | (1,931) | (2,109) |
| Unrecognized prior service cost | 126 | 96 | — | — |
| Unrecognized net transition obligation | 48 | 56 | 19 | — |
| Translation adjustment | (61) | (81) | (328) | (277) |
| Net amount recognized | $3,186 | $3,884 | $12,077 | $14,210 |

Amounts recognized in the statement of financial positions consists of (in thousands):

| | Pension benefits | | Other benefits | |
|---|---|---|---|---|
| Year ended December 31, | 2002 | 2003 | 2002 | 2003 |
| Other assets | $ (343) | $ (404) | $ — | $ — |
| Accrued benefit cost | 3,589 | 4,355 | 12,077 | 14,210 |
| Accumulated other comprehensive income | (60) | (67) | — | — |
| Net amount recognized | $3,186 | $3,884 | $12,077 | $14,210 |

As of December 31, 2002 and 2003 pension plans with an accumulated benefit obligation excess of plan assets consist of the following (in thousand).

| | December 31, 2002 | December 31, 2003 |
|---|---|---|
| Projected benefit obligation | $ 832 | $ 884 |
| Fair Value of plan assets | 383 | 465 |

The Company's assets consist of equity funds at December 31, 2002 and 2003.

As of December 31, 2002 and 2003, the components of net periodic benefit costs consists of the following (in thousands):

| | Pension benefits | | Other benefits | |
|---|---|---|---|---|
| Year ended December 31, | 2002 | 2003 | 2002 | 2003 |
| Service cost | $449 | $541 | $1,408 | $1,643 |
| Interest cost | 346 | 444 | 351 | 456 |
| Expected return on plan assets | (256) | (306) | — | — |
| Amortization of transition asset | — | (3) | — | — |
| Amortization of prior service cost | — | (22) | — | — |
| Recognized actuarial loss | 16 | 14 | 58 | 264 |
| Net periodic benefit cost | $555 | $668 | $1,818 | $ 2,363 |

As of December 31, 2002 and 2003 the weighted average assumptions used to determine benefit obligations are as following:

| | Pension benefits | | Other benefits | |
|---|---|---|---|---|
| Year ended December 31, | 2002 | 2003 | 2002 | 2003 |
| Discount rate | 5.3% | 5.0% | 5.0% | 5.0% |
| Rate of compensation increase | 3.2% | 3.0% | 3.0% | 3.0% |

As of December 31, 2002 and 2003 the weighted average assumptions used to determine net periodic benefit cost are as following:

| | Pension benefits | | Other benefits | |
|---|---|---|---|---|
| Year ended December 31, | 2002 | 2003 | 2002 | 2003 |
| Discount rate | 4.8% | 4.7% | 5.0% | 5.0% |
| Expected long-term return on plan assets | 5.8% | 5.3% | — | — |
| Rate of compensation increase | 2.9% | 2.7% | 3.0% | 3.0% |

## Note 15—Commitments and Contingencies

*Operating Leases*

The Company leases certain office space, warehouse facilities, transportation and office equipment under operating leases which expire at various dates through 2009. Rent expense was approximately $2.3 million, $3.1 million and $3.6 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Future minimum payments under non-cancelable operating leases with initial or remaining lease terms in excess of one year are as follows as of December 31, 2003 (in thousands):

| | December 31, 2003 |
|---|---|
| 2004 | $ 4,700 |
| 2005 | 3,997 |
| 2006 | 3,363 |
| 2007 | 2,969 |
| 2008 | 2,511 |
| Thereafter | 596 |
| | $18,136 |

*Litigation*

From time to time the Company and its subsidiaries are involved in legal proceedings, claims and litigation arising in the ordinary course of business. In the opinion of management it is not possible to reasonably estimate the outcome of current legal proceedings, claims and litigation. However, management believes that the resolution of these matters will not materially affect the Company's financial position.



## Note 16—Accumulated Other Comprehensive Income Balance

The following table shows the components of AOCI:

| | For the Year Ended December 31, 2003 | | | | |
|---|---|---|---|---|---|
| *(in thousands)* | Foreign Currency Translation Adjustment | Unrealized Gains on Derivative Instruments | Minimum Pension Liabilities | Unrealized Loss on Securities | Accumulated Other Comprehensive Income |
| Beginning balance | $22,210 | $102 | $(60) | $ (138) | $ 22,114 |
| Current-period changes | 26,543 | 511 | — | 33 | 27,087 |
| Translation Adjustment | – | (20) | (7) | (32) | (59) |
| Ending balance | $48,753 | $592 | $ (67) | $ (137) | $ 49,142 |

## Note 17—Shareholders' Equity

The Company is a Naamloze Vennootschap ("N.V."), a limited liability company under Dutch law. The registered capital of a N.V. is in the form of shares which represent negotiable securities. The minimum registered and authorised capital requirement is €225,000 (approximately $0.28 million) and the minimum paid in capital requirement for a N.V. is €45,000 (approximately $0.06 million).

At December 31, 2002 and 2003, 39,820,677 shares were issued, respectively.

*Dividends*

The Company declared and paid a dividend of €0.14 (approximately $0.13) per share during the year ended December 31, 2002. In 2003, due to the current economic environment the Company did not consider it prudent to pay a dividend.

*Treasury Stock*

On May 28, 2002, the Board of Management was granted the authority to repurchase shares representing up to 10% of the Company's issued share capital was extended until November 28, 2003. Pursuant to this resolution between August 15, 2002 and October 21, 2002 the Company purchased 1,247,050 shares of treasury stock at the prevailing price in the total amount of $3.0 million.

Pursuant to resolutions which were approved on May 20, 2003 the Board of Directors is authorized to buy back a maximum of 30% of the Company's issued share capital during a period of 18 months, although the Company will not hold more than 10% of the Company's issued shares at any time. For the year ended December 31, 2003, the Company has purchased 577,775 shares of treasury stock at the prevailing price in the total amount of $1.2 million.

As of December 31, 2002 and 2003, the Company held 1,843,460 and 2,421,235 treasury shares, respectively.

*Stichting*

The Stichting Head Option Plan (the "Stichting") is a Dutch foundation, the Board of which is Head Sports Holdings N.V., an entity that is ultimately controlled by Johan Eliasch and his family members. The Stichting holds, votes, and receives dividends on certain of the Company's ordinary shares. In conjunction with the Company's option plans (see Note 27), the Stichting also issues depository receipts to option holders, upon exercise of the option. Holders of depositary receipts are entitled to dividends paid on the Company's shares and to proceeds on the sales of their shares upon request to the Stichting. However, such holders have no voting rights.

On May 25, 2001, Head N.V. transferred 2,041,300 shares, with an original cost of $10.6 million, to the Stichting. The Stichting will use these shares to fulfill the Company's obligations under the Head Tyrolia Mares Group Executive Stock Option Plan 1998. The Stichting intends to remit proceeds from the exercise of employee stock options to the Company. Such shares have been recorded as a reduction of the Company's equity.

In 2002, option holders exercised 607,622 options under "Plan 1998". The Company repurchased certain of these shares via the Stichting at a market price of $1.3 million.

In 2003, 56,790 options under our stock option plan 1998 were exercised at a price between $0.29 and $0.31 per share.

As of December 31, 2002 and 2003, the Stichting held 1,433,678 and 1,376,888 treasury shares, respectively.

## Note 18—Income Taxes

The following table summarizes the significant differences between the Dutch federal statutory tax rate and the Company's effective tax rate for financial statement purposes.

| | For the years ended December 31, | | |
|---|---|---|---|
| | 2001 | 2002 | **2003** |
| Dutch statutory tax rate | 35.0% | 34.5% | **34.5%** |
| Tax rate differential | (0.4) | 159.1 | **(0.1)** |
| Other | (2.9) | 26,437.7 | **(6.9)** |
| Foreign rate differentials | 0.4 | (1,127.7) | **0.7** |
| Valuation allowance | (4.5) | (7,970.3) | **(34.2)** |
| Effective tax rate | 27.6% | 17,533.3% | **(6.0)%** |

In 2002, the Dutch statutory tax rate differed from the effective tax rate primarily due to significant incremental income tax in Austria and Italy.

Deferred tax assets (liabilities) consist of the following as of December 31, 2002 and 2003 (in thousands):

| | December 31, | |
|---|---|---|
| | 2002 | **2003** |
| **Short-term:** | | |
| Deferred tax asset: | | |
| Tax loss carried forward | $ 3,306 | **$ 4,437** |
| Inventory reserve | 4,690 | **5,387** |
| Reserve for doubtful accounts | 1,420 | **2,441** |
| Other | 2,093 | **3,536** |
| Total Short-term deferred tax assets | 11,509 | **15,800** |
| Deferred tax liabilities: | | |
| Deferred expenses | (1,473) | **(1,291)** |
| Accrued liabilities | (265) | **(240)** |
| Other | (454) | **(3,006)** |
| Total Short-term deferred tax liability | (2,192) | **(4,537)** |
| Total Short-term deferred tax asset, net | $ 9,317 | **$11,262** |

The short-term deferred tax asset, net is classified in prepaid expenses.

| | December 31, | |
|---|---|---|
| | 2002 | **2003** |
| **Long-term:** | | |
| Deferred tax asset: | | |
| Tax loss carried forward | $102,094 | **$130,134** |
| Intangible assets | 1,533 | **617** |
| Fixed assets | 596 | **833** |
| Lease obligations | 3,773 | **4,498** |
| Other. | 730 | **887** |
| Total Long-term deferred tax assets | 108,726 | **136,969** |
| Deferred tax liabilities: | | |
| Investments | (16,291) | **(18,820)** |
| Fixed assets | (1,608) | **(1,952)** |
| Other | (1,046) | **(778)** |
| Total Long-term deferred tax liability | (18,945) | **(21,551)** |
| Valuation allowance | (11,633) | **(23,358)** |
| Total Long-term deferred tax asset, net | $ 78,148 | **$ 92,060** |

The Company has net operating loss carryforwards of approximately $307.2 million and $394.5 million as of December 31, 2002 and 2003, respectively. These net operating losses are available in the following jurisdictions (in thousands):

| | December 31, 2002 | December 31, 2003 |
|---|---|---|
| Austria | $276,233 | **$348,791** |
| Germany | 8,648 | **19,184** |
| Other Europe | 812 | **4,615** |
| Japan | 318 | **—** |
| North America | 21,204 | **21,916** |
| | $307,215 | **$394,506** |

The table below shows income (loss) before income taxes by geographic region (in thousands):

| | For the years ended December 31, 2001 | 2002 | 2003 |
|---|---|---|---|
| Austria | $10,505 | $2,420 | **$ 1,497** |
| Germany | (233) | 129 | **5** |
| Other Europe | (3,441) | (289) | **(15,123)** |
| Japan | 1,134 | 1,276 | **1,198** |
| North America | 6,608 | (3,520) | **(1,401)** |
| Total | $14,573 | $ 15 | **$(13,825)** |

In July 1996, commensurate with the European Commission's (EC) decision allowing the contribution received by HTM Sport- und Freizeitgeräte AG (HTM) from Austria Tabak (former owner) as restructuring aid, the EC limited the utilization of certain net operating losses (approximately $65.5 million as of December 31, 2003). These net operating losses and any related deferred tax asset are not included in the above amounts due to the limitation.

In light of the Company's profitability, the Company released a substantial portion of the valuation allowance in 2001 relating to net operating loss carryforwards.

Austria and Germany allow an unlimited carryover of net operating losses, whereas Japan and the United States allow 5- and 15-year carryovers, respectively.

### Note 19—Employee termination and other related costs

The Company accrued a one-time employee termination benefit and other related costs of $0.8 million in the first quarter of 2001, which is included in general and administrative expense in the accompanying consolidated financial statements of operations.

### Note 20—Research and Development Expense

The Company incurred research and development expense in the amount of $9.5 million, $11.0 million and $13.6 million for the years ended December 31, 2001, 2002 and 2003, respectively. Research and development expense is included in cost of sales in the accompanying statements of operations.

### Note 21—Advertising Expense

The Company incurred advertising costs of $35.7 million, $32.8 million and $36.9 million for the years ended December 31, 2001, 2002 and 2003, respectively. Advertising expenses are included in selling and marketing expense in the accompanying consolidated statement of operations.

### Note 22—Segment Information

The Company operates in one industry segment, Sporting Goods. The tables below show revenues from external customers and long-lived assets by geographic region based on the location of the Company's subsidiaries (in thousands):

| | For the years ended December 31, 2001 | 2002 | 2003 |
|---|---|---|---|
| **Revenues from External Customers:** | | | |
| Austria | $67,753 | $ 61,151 | **$ 85,511** |
| Italy | 63,924 | 60,554 | **60,778** |
| Germany | 41,818 | 41,845 | **47,946** |
| France | 29,077 | 27,885 | **33,212** |
| United Kingdom / Ireland | 8,345 | 17,923 | **20,590** |
| Japan | 17,940 | 20,098 | **21,697** |
| Other (Europe) | 31,254 | 34,235 | **40,632** |
| North America | 131,911 | 123,794 | **120,843** |
| Total revenues | $392,021 | $387,487 | **$431,208** |

| | December 31, 2002 | December 31, 2003 |
|---|---|---|
| **Long-lived assets:** | | |
| Austria | $ 20,722 | **$ 24,242** |
| Italy | 21,553 | **22,953** |
| Germany | 1,019 | **841** |
| France | 199 | **218** |
| United Kingdom / Ireland | 6,102 | **3,992** |
| Japan. | 1,516 | **1,625** |
| Other (Europe) | 9,857 | **12,360** |
| North America | 32,426 | **30,699** |
| Total Assets | $93,393 | **$ 96,930** |

### Note 23—Related Party Transactions

The Company receives administrative services from corporations which are ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately $1.2 million, $1.2 million and $3.5 million for the years ended December 31, 2001, 2002 and 2003, respectively. The company is based in the Netherlands and provides investor relations, corporate finance, legal and consulting services.

In 2002 and 2003, one of the Company's subsidiaries leased its office building from its general manager. Rental expenses amounted to approximately $0.1 million and $0.04 million for the years ended December 31, 2002 and 2003.

### Note 24—Invested Intercompany Loans

As of January 2, 2003 one of the Company's euro-based subsidiaries reclassified non-euro denominated intercompany accounts receivable to permanently invested intercompany receivables of $36.1 million and recorded foreign exchange losses of $6.6 million in other comprehensive income.

### Note 25—Gain on sale of Property

In 2001 and 2002, the Company sold in parts the building used in its Italian operations for $1.1 million and $0.6 million, respectively, resulting in a gain of $0.9 million in 2001 and $0.4 million in 2002.

The Company's total proceeds on the sale of property were $1.1 million, $2.1 million and $0.3 million resulting in gains of $0.9 million, $0.8 million and a loss $0.1 million for the years ended December 31, 2001, 2002 and 2003, respectively. These gains (loss) are included in general and administrative expense in the accompanying consolidated statements of operations.

### Note 26—Equity investment

The Company owned an interest in a distribution company which was accounted for under the equity method of accounting. During 2001, the Company wrote down its investment and note receivable balance and recorded an additional liability associated with the Company's $1.1 million share of the investment's net loss, due to a $0.7 million guarantee provided to the investment. On December 14, 2001, the Company divested the distribution company with no further obligations.

### Note 27—Stock Option Plans

The Company accounts for its stock options in accordance with SFAS 123. Accordingly, the Company records stock-based compensation expense based on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. Stock-based compensation expense is recognized over the vesting term of the options and amounted to $2.0 million, $1.6 million and $0.7 million for the years ended December 31, 2001, 2002 and 2003, respectively.

*Plan 1998*

In November 1998, the Company adopted the Head Tyrolia Mares Group Executive Stock Option Plan (the "Plan"). A total of 2,424,242 options were reserved to be granted under the terms of the Plan. The Plan provided for grants of stock options to officers and key employees of Head N.V. and its subsidiaries. The exercise price for all stock options granted under the Plan was fixed at inception of the Plan and increases at the rate of 10% per annum until the options are exercised. Options generally vest over a period of 4 years and are subject to the Company meeting certain earnings performance targets during this period. Options vested under the plan were not exercisable prior to the end of the two year lock-up period following the initial public offering. Options have a maximum term of 10 years. As of December 31, 2003, 145,848 shares were available for grant under the Plan.

The weighted average grant-date fair values using the Black-Scholes option pricing model was $5.42 and $8.84 per share for options granted in 1999 and 2000, respectively.

The fair values of options granted during 1999 and 2000 were estimated on the date of grant using the following weighted average assumptions: no dividends; expected volatility of 0% (all options granted prior to IPO); expected terms of 3.6 and 4.0 years, respectively; and risk free interest rates of 5.76% and 6.63%, respectively. The Company has also assumed that all performance targets will be achieved and all options granted will become fully vested.

As of December 31, 2003, the weighted average remaining contractual life of the outstanding stock options is 5.6 years, and 770,528 options are vested and exercisable.

| | Exercise Price Less Than Grant Date Stock Fair Value | |
|---|---|---|
| | Number of Shares | Weighted Average Exercise Price |
| Balance, December 31, 1998 | 1,465,686 | $0.32 |
| Granted | 783,620 | 0.32 |
| Balance, December 31, 1999 | 2,249,306 | 0.32 |
| Granted | 29,088 | 0.32 |
| Balance, December 31, 2000 and 2001 | 2,278,394 | 0.32 |
| Exercised (see Note 17) | (607,622) | 0.32 |
| Balance, December 31, 2002 | 1,670,772 | 0.32 |
| Exercised (see Note 17) | (56,790) | 0.32 |
| **Balance, December 31, 2003** | **1,613,982** | **$0.32** |

*Plan 2001*
In September 2001, the Company adopted the Head N.V. Executive Stock Option Plan 2001 (the "Plan 2001"). The Plan 2001 provides for grants of stock options to officers and employees of Head N.V. and its subsidiaries. On September 28, 2001, a total of 3,982,068 options were granted under the terms of the Plan 2001. In accordance with SFAS No. 123, the Company records stock-based compensation expense on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. As of December 31, 2001, the weighted-average fair value of the grant was $0.77, which was estimated using the following assumptions: no dividends, expected volatility of 28%, expected term of 5.6 years, and risk-free interest rate of 3.6%.

The exercise price for all stock options granted under the Plan was fixed at inception of the Plan 2001. The vesting period varies from 0 to 6 years. The Chairman and Chief Executive Officer received 1,426,470 options under this grant, which vested immediately. The Company assumes that all options granted will become fully vested. Options have a maximum term of 10 years. As of December 31, 2003 no shares were available for grant under the Plan 2001.

| | Exercise Price Greater Than Grant Date Stock Fair Value | |
|---|---|---|
| | Number of Shares | Weighted Average Exercise Price |
| Balance, December 31, 2000 | 0 | $ — |
| Granted | 3,982,068 | 4.31 |
| Balance, December 31, 2001, 2002 and 2003 | 3,982,068 | $4.31 |

As of December 31, 2003, the weighted average remaining contractual life of the outstanding stock options is 7.7 years, and 1,701,480 options are exercisable under the Plan 2001.

### Note 28—Restructuring Costs
In 2003 the Company announced a number of restructuring initiatives.

*US facility consolidation*
In order to increase utilization of the Company's warehouse facilities and to centralize headquarter functions the Company recorded restructuring costs $0.4 million consisting of termination benefits incurred for the movement of our US winter sports organization to our US headquarters, the shutdown of current warehouse facilities and, the closing of the office, and other costs associated with the restructuring program. As of December 31, 2003, these restructuring activities were completed and no additional costs are expected to be incurred.

Additionally, the Company shut down its US warehouse for diving products. Upon discontinuing use of the facility we expensed $0.4 million for excess rent. This restructuring process was finalized in January 2004.

*Ireland facility closure*
Further to improve utilization of the Company's production capabilities, the Company announced and is in the process of closing its tennis ball production facility in Mullingar, Ireland and transferring these operations to its existing, under-utilized plant in Phoenix, Arizona. We recognized costs totaling $7.0 million relating to this program consisting of an impairment and employee severance costs. The closing of the plant is scheduled for March 2004. In connection with these efforts we expect to incur additional costs of $2.1 million.

*Estonia closure*
The Company has transferred all of its manufacturing operations in Tallinn, Estonia, which manufacture ski boots and certain diving products, to a recently purchased plant in Litovel in the Czech Republic and expensed $0.6 million. The Company has already ceased production at its Estonia plant in preparation for the closing, currently scheduled for the end of 2004, and the subsequent sale of the property.

Impairment, restructuring charges and other related restructuring program costs incurred in 2003 are summarized as follows (in thousands):

| | Impairment | Employee termination benefits | Excess rent | Other related restructuring program costs | Total impairment, restructuring charges and other related restructuring program |
|---|---|---|---|---|---|
| US facility consolidation | $ — | $ 427 | $380 | $ — | $ 807 |
| Ireland facility closure | 2,625 | 4,362 | — | — | 6,988 |
| Estonia closure | — | 386 | — | 187 | 573 |
| | 2,625 | 5,175 | 380 | 187 | 8,368 |
| Identified restructuring and future related program costs | — | — | — | 2,111 | 2,111 |
| Total restructuring costs | $2,625 | $5,175 | $ 380 | $2,298 | $10,479 |
| Restructuring costs | | | | | |
| accrued | $ — | $4,420 | $ 380 | $ — | $ 4,800 |
| paid/incurred | 2,625 | 755 | — | 187 | 3,567 |
| Restructuring costs incurred in 2003 | $2,625 | $5,175 | $ 380 | $ 187 | $ 8,368 |

## Note 29—Subsequent Events

In January 2004, one of the Company's subsidiaries sold €135.0 million of 8.5% unsecured senior notes due 2014, guaranteed by Head N.V. and certain of its subsidiaries. An application has been made to list the notes on the Luxembourg Stock Exchange.

With the proceeds from the sale, all of the Company's outstanding 10.75% senior notes due 2006 were redeemed. The total redemption payment was €70.1 million of which €3.5 million represents the redemption premium. In addition, the Company expects to use a portion of the remaining proceeds to repay €31.5 million of other outstanding debt. As of December 31, 2003, €25.1 million ($31.8 million) short-term loans have been reclassified to long-term debt due to the Company's intention to refinance them by senior notes. The remainder of the proceeds will be used for working capital and general corporate purposes.

To the Board of Directors and Shareholders
of Head N.V.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Head N.V. and its subsidiaries at December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 3 to the consolidated financial statements, Head N.V., in accordance with the requirements of SFAS 142, changed its method of accounting for goodwill and indefinite life intangible assets in 2002.

PwC Wirtschaftsprüfung AG
Vienna, Austria
March 31st, 2004

# LIST OF SIGNIFICANT (DIRECT AND INDIRECT) PARTICIPATIONS AT DECEMBER 31, 2003

| | Domicile | Proportion of Issued capital held |
|---|---|---|
| Head Holding Unternehmensbeteiligung GmbH | Austria | 100.0% |
| HTM Sport- und Freizeitgeräte AG | Austria | 100.0% |
| Head Sport AG | Austria | 100.0% |
| Head International GmbH | Austria | 100.0% |
| Head Tyrolia GmbH | Austria | 100.0% |
| Head Technology GmbH | Austria | 100.0% |
| Tyrolia Technology GmbH | Austria | 100.0% |
| Head Tyrolia Sports Canada Inc. | Canada | 100.0% |
| Head Sport s.r.o. | Czech Republic | 100.0% |
| OÜ HTM Sport Eesti | Estonia | 100.0% |
| Head Tyrolia Sports S.A. | France | 100.0% |
| Head Germany GmbH (formerly HTM Deutschland GmbH) | Germany | 100.0% |
| Penn Racquet Sports Co. | Ireland | 100.0% |
| HTM Sports S.p.A. | Italy | 100.0% |
| HTM Sports Japan KK | Japan | 99.6% |
| HTM Head Tyrolia Mares Iberica S.L. | Spain | 100.0% |
| Head Switzerland (formerly HTM Sports Corp.) | Switzerland | 100.0% |
| Head UK Ltd. | UK | 100.0% |
| HTM USA Holdings Inc. | USA | 100.0% |
| Head USA Inc. | USA | 100.0% |
| Mares America Corp. | USA | 100.0% |
| Dacor Corp. | USA | 100.0% |
| Penn Racquet Sports Inc. | USA | 100.0% |

Our ordinary shares are listed on the New York Stock Exchange "HED" and the Vienna Stock Exchange "HEAD".

The chart below shows the high and low market prices of our ordinary shares each month on each exchange since January 2003:

| | NYSE (amounts in dollars) | | Vienna Stock Exchange (amounts in euros) | |
|---|---|---|---|---|
| | High | Low | High | Low |
| January 2003 | 2.17 | 1.85 | 2.01 | 1.83 |
| February 2003 | 1.93 | 1.55 | 1.89 | 1.50 |
| March 2003 | 2.17 | 1.45 | 1.58 | 1.40 |
| April 2003 | 1.98 | 1.51 | 1.86 | 1.36 |
| May 2003 | 2.36 | 1.93 | 2.19 | 1.60 |
| June 2003 | 2.20 | 1.95 | 1.85 | 1.61 |
| July 2003 | 2.40 | 2.02 | 2.00 | 1.70 |
| August 2003 | 2.34 | 2.00 | 2.05 | 1.75 |
| September 2003 | 2.90 | 2.20 | 2.52 | 1.98 |
| October 2003 | 2.80 | 2.25 | 2.30 | 2.06 |
| November 2003 | 2.76 | 2.25 | 2.25 | 2.08 |
| December 2003 | 2.65 | 2.11 | 2.20 | 1.83 |
| January 2004 | 3.54 | 2.54 | 3.10 | 1.82 |
| February 2004 | 3.38 | 2.97 | 2.80 | 2.50 |
| March 2004 | 3.39 | 3.02 | 2.75 | 2.55 |

## HEAD N.V. FINANCIAL REPORTING AND CONFERENCE CALL CALENDAR 2004

| | |
|---|---|
| First Quarter 2004 | 13 May 2004 |
| Second Quarter 2004 | 12 August 2004 |
| Third quarter 2004 | 11 November 2004 |

The Company will release the results prior to the opening of the Vienna Stock Exchange and the conference calls will be held at 4pm Central European time (10am New York time). Conference call details will be distributed at least one week prior to each scheduled event and posted on our website.

In addition, Head files its financial results electronically with the SEC's EDGAR databases.

The Company archives financial results, conference call presentations and press releases on the Investor Relations page of its website.

## PRINCIPAL OFFICE

Rokin 55
1012 KK Amsterdam
The Netherlands
Tel: (31) 20 625 1291
Fax: (31) 20 625 0956

For additional information please visit our website at www.head.com

## ANNUAL MEETING

The Annual General Meeting of shareholders of the Company will be held on Wednesday 26 May, 2004 at 13.00 hours local time at the Hilton Amsterdam Airport Schiphol, Schiphol Boulevard 701, 1118 BN Schiphol, The Netherlands. The statutory accounts of the Company based on Dutch GAAP are available at the principal office of the Company.

## CORPORATE GOVERNANCE

As a Dutch company listed on both the Vienna Stock Exchange and the NYSE, we must consider different corporate governance systems. On December 9, 2003 a corporate governance code ("Dutch CGC") was presented which will become effective to Dutch listed companies as per the financial year beginning on or after January 1, 2004. The Dutch CGC specifically states that a company may choose to not comply with certain of its provisions if the deviation is explained to and approved by the general meeting of shareholders. In Austria a voluntary self-regulatory Code of Corporate Governance was drafted in October 2002, which shall provide corporations with a framework for the management and control of enterprises. This Code of Corporate Governance recommends Austrian stock listed companies to voluntarily adhere to such Code or parts of it. We are listed on the Vienna Stock Exchange, but as a Dutch company we are not subject to such Code's recommendations. Since we are not listed in The Netherlands and have much stronger connections to the US, it seems appropriate to focus on specifically the NYSE and SEC rules on corporate governance. Therefore, we believe that it would be appropriate to ask the shareholders at our next annual general meeting to approve that we will apply the NYSE and SEC rules of corporate governance and not specifically the rules of the Dutch CGC. We believe that by complying with the NYSE and SEC rules, and our current internal Code of Conduct setting out general standards for ethical behaviour, we should also meet many of the requirements of the Austrian and Dutch Codes of Corporate Governance.

## INVESTOR ENQUIRIES

Analysts, investors, media and others seeking financial and general information, please contact:

Clare Vincent
Tel: (44) 20 7499 7800
Fax: (44) 20 7491 7725
E-mail: htmcv@aol.com

## 20-F STATEMENT

Anyone wishing to obtain a copy of the Head N.V. full annual report (20-F) for the year ended 31 December 2003 may do so on request from the Investor Relations department or alternatively the document is available for download from the Investor Relations section of our website.

## SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The words "anticipates", "believes", "estimates", "expects", "plans", "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management and are subject to various risks, uncertainties and contingencies which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and contingencies include, but are not limited to, the following:

- our ability to implement our business strategy;
- our liquidity and capital expenditures;
- our ability to obtain financing;
- our ability to realise the cost savings we expect to achieve from our cost reduction program;
- competitive pressures and trends in the sporting goods industry;
- our ability to compete, including internationally;
- our ability to introduce new and innovative products;
- cyclicality and economic condition of and anticipated trends in the industries we currently serve;
- legal proceedings and regulatory matters;
- our ability to fund our future capital needs; and
- general economic conditions.

Actual results and events could differ materially from those contemplated by these forward-looking statements as a result of factors ("cautionary statements") such as those described above. In light of these risks and uncertainties, *there can be no assurance that the results and events* contemplated by the forward-looking statements contained in this report will in fact transpire. You are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements.

## SUPERVISORY BOARD

The Supervisory Board is responsible for overseeing our Management Board and the general course of affairs of our business. Our Supervisory Board currently has four members, whose names and details are set forth below.

| Name | Age | Title |
|---|---|---|
| William S. Cohen | 63 | Member of the Supervisory Board |
| Viktor Klima | 56 | Member of the Supervisory Board |
| Karel Vuursteen | 62 | Member of the Supervisory Board |
| Jurgen Hintz | 62 | Member of the Supervisory Board |

## MANAGEMENT BOARD AND EXECUTIVE OFFICERS

Our articles of association provide for a Management Board (the "MB") that is charged with our management under the general supervision of the Supervisory Board. Our Management Board currently has four members, whose names and details are set forth below along with those of our Executive Officers.

The day-to-day running of the Company is overseen by our Executive Committee (the "EC"), which reports to the Management and Supervisory Board. The names and details of the Executive Committee and other senior executive officers are also set forth below.

| Name | Age | Title |
|---|---|---|
| Johan Eliasch | 42 | Chairman of MB, Chief Executive Officer and Chairman of EC |
| Ralf Bernhart | 52 | Member of MB, Chief Financial Officer and Member of EC |
| George F. Nicolai | 51 | Member of MB |
| Robert van de Voort | 48 | Member of MB |
| Klaus Hotter | 48 | Executive Vice President, Winter Sports Division (Managing Director of Head Sport AG) and Member of EC |
| Georg Kröll | 55 | Executive Vice President, Licensing Division (Managing Director of Head Sport AG) and Member of EC |
| Robert Marte | 50 | Executive Vice President, Racquet Sports Division (Managing Director of Head Sport AG) and Member of EC |
| Stefano di Martino | 38 | Managing Director, Diving Division (Managing Director of HTM Sport S.p.A.) and Member of EC |
| Edgar Pöllmann | 59 | Executive Vice President, Operations (Managing Director of HTM Sport- und Freizeitgeräte AG) and Member of EC |
| Gerald Skrobanek | 38 | Vice President, Operations (Managing Director of Head Sport AG) and Member of EC |
| Clare Vincent | 35 | Head of Corporate Finance and Member of EC |
| Jacques Altimani | 57 | Vice President, European Distribution (Managing Director of Head International GmbH) |
| David Haggerty | 46 | President, Penn Racquet Sports Inc. |
| Kevin Kempin | 45 | Vice President, Sales/Marketing Racquet Sports U.S. and Penn Worldwide |

Printed by Perivan London

Rokin 55
1012 KK Amsterdam
The Netherlands

Telephone +31 20 625 1291
Fax +31 20 625 0956
www.head.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**HEAD N.V.**

**Date**: 5 May 2004

**By** ______________________

Johan Eliasch
Chairman and Chief Executive Officer